J. Bret Treier
Direct Dial (330) 208-1015
Direct Fax (330) 208-1066
Email jbtreier@vorys.com
November 23, 2010
VIA ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Justin Dobbie

Re:	Farmers National Banc Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed November 15, 2010 File No. 333-167177
Dear Mr. Dobbie:
     This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated November 5, 2010, related to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-167177) (the “Registration Statement”) filed by Farmers National Banc Corp. (the “Corporation”) relative to its proposed rights offering. The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by the Corporation’s response.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page of Prospectus

1.	We note your response to our prior comment 1 and are unable to agree with your analysis. Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to use of the prospectus.
Response:
     In response to the Staff’s comment, the Corporation has revised the disclosure provided on the cover page of the amended Registration Statement to include an estimate of the number of common shares that the Corporation will issue in the offering, which is based upon the last sale price of the Corporation’s common shares on the Over-The-Counter Bulletin Board on November 22, 2010. Upon filing the amended Registration Statement with the estimated common share data, the Corporation intends to circulate the preliminary prospectus, as permitted by Rule 430 of the Securities Act of 1933, as amended, to a limited number of potential standby investors, all of whom are anticipated to be accredited investors, who will play an important role in determining the final offering price. Once the final offering price is determined, the Corporation will update the Registration Statement by amendment and request acceleration of effectiveness.
Closing
     Prior to requesting acceleration of the Registration Statement, the Corporation will provide to the Commission a letter under separate cover stating that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Corporation may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Corporation believes that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 208-1015.

Sincerely,
/s/ J. Bret Treier

J. Bret Treier

JBT/cra
Enclosure